August 9, 2006
Via EDGAR
Ms. Celeste M. Murphy, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Schedule TO-T, as amended, filed by Canadian Superior Energy Acquisitions Inc. and Canadian Superior Energy Inc. (File No. 005-80168)

Dear Ms. Murphy:
     Set forth below are the responses of Canadian Superior Energy Inc., an Alberta corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated August 8, 2006 (the “Comment Letter”), with respect to the Schedule TO-T, as amended, originally filed with the Commission by Canadian Superior Energy Acquisitions Inc., a wholly-owned subsidiary of the Company, and the Company on June 19, 2006.
     For the convenience of the Staff, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.
1.	We note that you maintain that you have not yet commenced the offer for which consideration includes the Exchangeable Shares. Please confirm that when you do commence your offer for which consideration includes the Exchangeable Shares that such offer will remain open for 20 business days.
     In accordance with our discussion with Mr. Nicholas Panos on August 8, 2006, we confirm that the amended offer, which includes the Exchangeable Shares, will remain open for

Ms. Celeste M. Murphy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 9, 2006

20 business days. The amended offer is currently set to expire at 3:00 p.m. (Mountain Daylight Time) on September 7, 2006, unless further extended or withdrawn by the Company.
2.	To the extent that you are making this new offer including Exchangeable Shares, please advise us of the application of Rule 14e-5.
     In accordance with our discussion with Mr. Panos on August 8, 2006, we are treating the offer that includes Exchangeable Shares as an amended offer, and not a new offer. As such, Rule 14e-5 under the Securities Exchange Act of 1934, as amended, is not applicable.
3.	Please advise us of what prophylactic measures have been instituted to ensure that security holders are not executing the existing letter of transmittal with the expectation of receiving the new class of securities, or Exchangeable Shares.
     The Company has added prominent disclosure on the outside front cover page of each of the Notice, the Amended Letter of Transmittal and Election Form, and the Amended Notice of Guaranteed Delivery to the effect that shareholders of Canada Southern Petroleum Ltd. (“Canada Southern”) who have already validly deposited and not withdrawn their common shares under the initial offer and who wish to elect to receive the consideration that includes Exchangeable Shares in lieu of the initial consideration need not withdraw their common shares, but should properly complete and duly execute the accompanying Amended Letter of Transmittal and Election Form and deposit it as set out in the Notice. The Company will ensure that all shareholders of Canada Southern who have tendered or do tender their common shares using the Letter of Transmittal sent with the original offer documents are sent the Notice, the Amended Letter of Transmittal and Election Form and the Amended Notice of Guaranteed Delivery.
* * *
     Please telephone the undersigned or Christopher W. Morgan of our office at (416) 777-4700 if you have any questions or require any additional information.
Very truly yours,
/s/ Ryan J. Dzierniejko
Ryan J. Dzierniejko

cc:	Nicholas Panos
(United States Securities and Exchange Commission)

Thomas W. Greenberg
Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)